SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Amendment No. 1

                                       To

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Acme-Cleveland Corporation
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    004626107
                                 --------------
                                 (CUSIP Number)


                              David P. Levin, Esq.
                Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 715-9100
                     --------------------------------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                  June 3, 1996
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: |_|

Check the following box if a fee is being paid with this statement:  |_|


                               Page 1 of 12 pages

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 2 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN & CO., L.P.                               13-3321472

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        300,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          300,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 300,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        4.7% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 3 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN FOCUS FUND L.P.                           13-3746015

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        60,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          60,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 60,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .9% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 4 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN INTERNATIONAL LIMITED

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  WC

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  BRITISH VIRGIN ISLANDS

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        45,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          45,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 45,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        .7% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 5 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS, L.P.                            13-3544838

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        360,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          360,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 360,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        5.6% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  PN

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 6 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  DICKSTEIN PARTNERS INC.                             13-3537972

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  DELAWARE

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        405,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          405,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 405,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  CO

                                  SCHEDULE 13D

CUSIP No. 004626107                                           Page 7 of 12 Pages
- --------------------------------------------------------------------------------
1)      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  MARK DICKSTEIN

2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_|

                                                          (b) SEE ITEM 5

3)      SEC USE ONLY

4)      SOURCE OF FUNDS

                  AF

5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) OR 2(e)                                       |_|

6)      CITIZENSHIP OR PLACE OF ORGANIZATION

                  UNITED STATES

                               7)     SOLE VOTING POWER
                                      Not Applicable
        NUMBER
        OF                     8)     SHARED VOTING POWER
        SHARES                        405,000 (See Item 5)
        BENEFICIALLY
        OWNED BY               9)     SOLE DISPOSITIVE POWER
        EACH                          Not Applicable
        REPORTING
        PERSON                 10)    SHARED DISPOSITIVE POWER
        WITH                          405,000 (See Item 5)

11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON 405,000 (See Item 5)

12)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        6.3% (See Item 5)

14)     TYPE OF REPORTING PERSON
                  IN

                         Amendment No. 1 to Schedule 13D

                  This statement amends the Schedule 13D, dated March 22, 1996, (the "Schedule 13D") filed by Dickstein & Co., L.P. ("Dickstein & Co."), Dickstein Focus Fund L.P. ("Dickstein Focus"), Dickstein International Limited ("Dickstein International"), Dickstein Partners, L.P. ("Dickstein Partners"), Dickstein Partners Inc. ("Dickstein Inc.") and Mark Dickstein with respect to the Common Stock, $1.00 par value (the "Common Stock"), of Acme-Cleveland Corporation, an Ohio corporation (the "Company"). Notwithstanding this Amendment No. 1, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration", is amended and restated in its entirety as follows:

                  "The shares of Common Stock reported to be owned by Dickstein & Co., Dickstein Focus and Dickstein International were acquired in the open market. Giving effect to certain purchases and sales of the Common Stock made by each such entity, the total cost of the reported shares by Dickstein & Co., Dickstein Focus and Dickstein International is $9,410,691, $1,883,743 and $1,411,546, respectively. Such costs were funded out of working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

II. Items 5(a) and 5(c) of the Schedule 13D, "Interest in Securities of the Issuer", are amended and restated as follows:

                  "(a) The Reporting  Persons  beneficially  own an aggregate of
405,000 shares of Common Stock, representing approximately 6.3% of the Common Stock outstanding. Dickstein & Co. owns 300,000 of such shares, representing approximately 4.7% of the Common Stock outstanding, Dickstein Focus owns 60,000 of such shares, representing approximately .9% of the Common Stock outstanding and Dickstein International beneficially owns 45,000 of such shares, representing approximately .7% of the Common Stock outstanding.(1)

                  (c) Except for the transactions set forth on Schedule II annexed hereto, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days. All such transactions were effected in the open market.

(1) Percentages are based upon 6,424,578 shares of Common Stock reported outstanding as of April 17, 1996 in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996.

                                    SIGNATURE


                  After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 5, 1996

                               DICKSTEIN & CO., L.P.

                               By:      Alan Cooper, as Vice President
                                        of Dickstein Partners Inc.,
                                        the general partner of
                                        Dickstein Partners, L.P., the
                                        general partner of Dickstein &
                                        Co., L.P.

                               /s/ Alan Cooper
                               Name:  Alan Cooper

                               DICKSTEIN FOCUS FUND L.P.

                               By:      Alan Cooper, as Vice President
                                        of Dickstein Partners Inc.,
                                        the general partner of
                                        Partners, L.P., the general
                                        partner of Dickstein Focus
                                        Fund L.P.

                               /s/ Alan Cooper
                               Name:  Alan Cooper

                               DICKSTEIN INTERNATIONAL LIMITED

                               By:      Alan Cooper, as Vice President
                                        of Dickstein Partners Inc.,
                                        the agent of Dickstein
                                        International Limited

                               /s/ Alan Cooper
                               Name:  Alan Cooper

                               DICKSTEIN PARTNERS, L.P.

                               By:      Alan Cooper, as Vice President
                                        of Dickstein Partners Inc.,
                                        the general partner of
                                        Dickstein Partners, L.P.

                               /s/ Alan Cooper
                               Name:  Alan Cooper

                               DICKSTEIN PARTNERS INC.

                               By:      Alan Cooper, as Vice President

                               /s/ Alan Cooper
                               Name:  Alan Cooper

                               /s/ Mark Dickstein
                               Mark Dickstein

                                   SCHEDULE II

                             TRANSACTIONS IN COMMON
                       STOCK OF ACME-CLEVELAND CORPORATION
                          DURING THE PRECEDING 60 DAYS

Shares Purchased by Dickstein & Co., L.P.
- -----------------------------------------
                    Number of
                    Shares                 Price per
Date                Purchased                share               Commission                   Total Cost
- ----                ---------                -----               ----------                   ----------

4/11/96              2,000                 $30.6250               $135.00                     $61,385.00
4/12/96              1,300                  30.6250                 93.00                      39,905.50
4/16/96              3,700                  31.1250                237.00                     115,399.50
4/16/96              2,200                  30.7500                147.00                      67,797.00
4/17/96              1,700                  30.7500                117.00                      52,392.00
4/18/96             26,600                  30.1250              1,611.00                     802,936.00


Shares Sold by Dickstein & Co., L.P.
- ------------------------------------

                    Number of
                    Shares                 Price per                                         Total
Date                Sold                     share               Commission                  Proceeds
- ----                ----                     -----               ----------                  --------

4/9/96               11,500                $30.5000               $ 716.70                    $350,033.30
4/10/96              22,000                 30.5620               1,357.42                     671,006.58
5/30/96              27,000                 29.6250               1,661.67                     798,213.33
6/3/96              143,500                 29.7500               8,752.30                   4,260,372.70


Shares Purchased by Dickstein International Limited
- ---------------------------------------------------

                    Number of
                    Shares                 Price per
Date                Purchased                share               Commission                    Total Cost
- ----                ---------                -----               ----------                    ----------

4/15/96             1,000                  $30.8875              $   75.00                     $30,962.50
4/18/96             4,000                   30.1250                 255.00                     120,755.00


Shares Sold by Dickstein International Limited
- ----------------------------------------------

                    Number of
                    Shares                 Price per                                             Total
Date                Sold                     share               Commission                    Proceeds
- ----                ----                     -----               ----------                    --------

4/09/96             1,700                  $30.5000              $  118.73                     $51,731.27
4/10/96             3,000                   30.5620                 198.06                      91,487.94
5/30/96             4,000                   29.6250                 258.95                     118,241.05
6/3/96             20,900                   29.7500               1,274.73                     620,500.27

Shares Purchased by Dickstein Focus Fund L.P.
- ---------------------------------------------

                    Number of
                    Shares                 Price per
Date                Purchased                share               Commission                  Total Cost
- ----                ---------                -----               ----------                  ----------

4/16/96             1,500                  $31.1250              $105.00                     $46,792.50
4/18/96             5,400                   30.1250               339.00                     163,014.00


Shares Sold by Dickstein Focus Fund L.P.
- ----------------------------------------

                    Number of
                    Shares                 Price per                Total
Date                Sold                     share               Commission                   Proceeds
- ----                ----                     -----               ----------                   --------

4/9/96               2,300                 $30.5000              $  155.34                    $ 69,994.66
4/10/96              5,000                  30.5620                 305.10                     152,504.90
5/30/96              5,500                  29.6250                 350.44                     162,587.06
6/3/96              27,900                  29.7500               1,701.67                     828,323.33